                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ___________________________

                                   FORM 11-K

                                CURRENT REPORT

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2000

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to_____

                        Commission file number: 1-1511


                           FEDERAL-MOGUL CORPORATION
                         EMPLOYEES' INVESTMENT PROGRAM
                          26555 Northwestern Highway
                             Southfield, MI 48034


         The Plan holds shares of common stock (without par value) of Federal-Mogul Corporation (see address above).

                            FEDERAL-MOGUL CORPORATION
                          EMPLOYEES' INVESTMENT PROGRAM


                                TABLE OF CONTENTS



                                                                     Page Number
                                                                     -----------
Report of Independent Auditors

Financial Statements of the Years Ended December 31, 2000 and 1999

    Statement of Net Assets Available for Plan Benefits                    1

    Statement of Changes in Net Assets Available for Plan Benefits         2

    Notes to Financial Statements                                        3-10


Exhibit 23 - Consent of Ernst & Young LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Employees' Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    FEDERAL-MOGUL CORPORATION
                                    EMPLOYEES' INVESTMENT PROGRAM





                                    By: /s/ David M. Sherbin
                                        ----------------------------------------
                                            David M. Sherbin
                                            Vice President, Deputy General
                                            Counsel and Secretary





Dated: June 27, 2001

                        REPORT OF INDEPENDENT AUDITORS


Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employees' Investment Program as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.




/s/ Ernst & Young LLP

Detroit, MI
June 22, 2001

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                                   December 31
                                                                          2000                     1999
                                                                  ---------------------   -----------------------
ASSETS
Investments in master trust (See Note 6)                            $      268,783,873      $        193,521,209
Contribution receivable from FMC                                                12,182                         -
Participant loans receivable                                                         -                 2,903,654
Transfers receivable from other FMC investment programs                      8,215,626                         -
                                                                  ---------------------   -----------------------
Total Assets                                                               277,011,681               196,424,863

LIABILITIES
Accrued Expenses                                                                   600                     6,173
Forfeited accounts owed to FMC (See Note 1)                                  1,117,670                    77,950
                                                                  ---------------------   -----------------------

Total Liabilities                                                            1,118,270                    84,123
                                                                  ---------------------   -----------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $      275,893,411      $        196,340,740
                                                                  =====================   =======================

See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                                   December 31
                                                                          2000                     1999
                                                                  ---------------------   -----------------------
Additions
Dividends and Interest                                              $       14,170,309      $          6,819,652
Contributions:
  Participants                                                              15,984,653                 8,543,875
  Federal-Mogul Corporation                                                 10,440,677                 4,075,511
                                                                  ---------------------   -----------------------

                                              Total Additions               40,595,639                19,439,038

Deductions
Benefits paid to participants                                               25,598,865                 4,310,128
Portion of Company Match Account forfeited upon
  withdrawal of members (See Note 2)                                         1,039,720                    35,080
                                                                  ---------------------   -----------------------

                                             Total Deductions               26,638,585                 4,345,208

Transfers from another FMC investment program                               95,924,115               155,437,677

Net unrealized depreciation in fair value of
  investments (See Note 6)                                                 (30,328,498)              (14,289,371)
                                                                  ---------------------   -----------------------

                                                 Net increase               79,552,671               156,242,136

Net assets available for plan benefits at beginning of year                196,340,740                40,098,604
                                                                  ---------------------   -----------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $      275,893,411      $        196,340,740
                                                                  =====================   =======================

See notes to financial statements

                          Federal-Mogul Corporation
                        Employees' Investment Program

                        Notes to Financial Statements

                          December 31, 2000 and 1999


1. Description of the Plan

The following description of the Federal-Mogul Corporation Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

During 2000 and 1999, the Plan received assets transferred from other investment programs of Federal-Mogul Corporation (the "Company") pursuant to plan mergers occurring during 2000.

General

The Plan is a defined contribution plan which provides eligible hourly employees of Company with a program for making voluntary pretax and after-tax contributions. Substantially all domestic hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Master Trust

The Plan invests in a single master trust through a master trust agreement with The State Street Bank (the "Trustee"). The trust agreement provides, among other things, that the Trustee, safekeeps all investments, and keeps account for all investments, receipts, and disbursements, benefit payments, and other transactions.

Contributions & Vesting

                                          Allentown      Avilla  Blacksburg   Berkeley     Boaz       Boston   Boyertown
                                      ---------------------------------------------------------------------------------------
   1. Company Match
      (% of participant contribution)       50%           50%       N/A         50%         50%         50%       50%

   2. Matching Amount
      (% of participant compensation)        8%            8%       N/A          8%          8%          8%        8%

   3. Maximum Contribution
      (% of participant compensation)       20%           20%       20%         20%         20%         20%       20%

   4. Pension Contribution                  Yes           Yes        No         Yes         Yes         Yes       Yes

   5. Vesting Schedule
             Years of Service
             ----------------
                less than 2                  0%            0%       N/A          0%          0%          0%        0%
                less than 3                 25%           25%       N/A         25%         25%         25%       25%
                less than 4                 50%           50%       N/A         50%         50%         50%       50%
                less than 5                 75%           75%       N/A         75%         75%         75%       75%
                 5 or more                 100%          100%       N/A        100%        100%        100%      100%


   6. Eligibility to participate       Immediately   Immediately  90 days  Immediately  Immediately Immediately Immediately
      Eligibility for company match    Immediately   Immediately    N/A    Immediately  Immediately Immediately Immediately

                                       Chicago-Kedzie    Dumas    Frankfort Franklin Pk.  Glasgow   Greenville  Hampton  Logansport
                                      ----------------------------------------------------------------------------------------------
   1. Company Match
      (% of participant contribution)       50%           50%        50%        50%         50%         50%       50%       50%

   2. Matching Amount
      (% of participant compensation)        8%            8%         8%         8%          8%          8%        8%        8%

   3. Maximum Contribution
      (% of participant compensation)       20%           20%        20%        20%         20%         20%       20%       20%

   4. Pension Contribution                  Yes           Yes        Yes        Yes         Yes         Yes       Yes       Yes

   5. Vesting Schedule
          Years of Service
          ----------------
            less than 2                      0%            0%         0%         0%          0%          0%        0%        0%
            less than 3                     25%           25%         0%        25%         25%         25%       25%       25%
            less than 4                     50%           50%         0%        50%         50%         50%       50%       50%
            less than 5                     75%           75%         0%        75%         75%         75%       75%       75%
             5 or more                     100%          100%       100%       100%        100%        100%      100%      100%


                                                                                                     90 days               90 days
   6. Eligibility to participate       Immediately   Immediately  60 days   Immediately Immediately 1 year of Immediately 1 year of
      Eligibility for company match    Immediately   Immediately  60 days   Immediately Immediately  service  Immediately  service

                                         Maryville  Michigan City   Milan     Orangeburg Pontotoc   Salisbury Scottsville
                                      ---------------------------------------------------------------------------------------
   1. Company Match
      (% of participant contribution)       50%          50%         50%         50%       50%         50%        50%

   2. Matching Amount
      (% of participant compensation)        8%           8%          8%          8%        8%          8%         8%

   3. Maximum Contribution
      (% of participant compensation)       20%          20%         20%         20%       20%         20%        20%

   4. Pension Contribution                  Yes          Yes          No         Yes       Yes         Yes        Yes

   5. Vesting Schedule
             Years of Service
             ----------------
                less than 2                  0%           0%          0%          0%        0%          0%         0%
                less than 3                 25%          25%         25%         25%       25%         25%        25%
                less than 4                 50%          50%         50%         50%       50%         50%        50%
                less than 5                 75%          75%         75%         75%       75%         75%        75%
                 5 or more                 100%         100%        100%        100%      100%        100%       100%


                                                                   90 days
   6. Eligibility to participate       Immediately  Immediately   1 year of Immediately Immediately Immediately Immediately
      Eligibility for company match    Immediately  Immediately    service  Immediately Immediately Immediately Immediately

                                       Sevierville  Smithville (DC) Solon       Sparta  St. Johns   Tullahoma  Van Wert  All Others
                                      ----------------------------------------------------------------------------------------------
   1. Company Match
      (% of participant contribution)       50%          50%         50%         50%       N/A         50%       50%         50%

   2. Matching Amount
      (% of participant compensation)        8%           8%          8%          8%       N/A          8%        8%          8%

   3. Maximum Contribution
      (% of participant compensation)       20%          20%         20%         20%       20%         20%       20%         20%

   4. Pension Contribution                  Yes          Yes         Yes         Yes       Yes         Yes        No         Yes

   5. Vesting Schedule
          Years of Service
          ----------------
            less than 2                      0%           0%          0%          0%        0%          0%        0%          0%
            less than 3                     25%          25%         25%         25%        0%         25%       25%         25%
            less than 4                     50%          50%         50%         50%        0%         50%       50%         50%
            less than 5                     75%          75%         75%         75%        0%         75%       75%         75%
             5 or more                     100%         100%        100%        100%      100%        100%      100%        100%


   6. Eligibility to participate       Immediately   Immediately Immediately Immediately 90 days   Immediately 90 days    Immediate
      Eligibility for company match    Immediately   Immediately Immediately Immediately 90 days   Immediately 60 days    Immediate

      Full vesting also occurs upon death, disability, or retirement at designated ages. In addition, special vesting provisions will become effective if the Plan is determined to be "top-heavy," pursuant to the Internal Code.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses, paid by participants, are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Investment Options

The Plan provides for eight investment options which includes the Stable Value Fund, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, the Brokerage Account and the common stock of the Company.

Participant Loans Receivable

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2.  Significant Account Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in Federal-Mogul Corporation common stock, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, and the Brokerage Account are valued at quoted market prices. The Stable Value Fund is valued at fair market value as estimated by LaSalle National Trust. The Stable Value Fund value represents contributions plus interest, less administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Party-In-Interest Transactions

Certain of the Plan's investments are held by a consolidated master trust (the "Trust") administered by the Trustee. During the years ended December 31, 2000 and December 31, 1999, the Trust purchased 6,094,700 and 1,443,654 shares of common stock of Federal-Mogul Corporation for a total cost of $37,289,450 and $43,585,601 respectively.

Fees incurred for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

6.  Investments in Master Trust

Certain of the Plan's investments are held by a the Trust administered by the Trustee. At December 31, 2000 and 1999 the Plan holds a 49% share and a 35% share, respectively, of the master trust.

The fair value of net assets of the Trust at December 31, 2000 and December 31, 1999 were as follows:

                                                   December 31, 2000           December 31, 1999
                                                -------------------------   ------------------------
Investments:
Stable Value Fund                                $           165,864,120     $          166,565,765
Bond Fund                                                     53,026,996                 40,420,469
Large Cap Equity Fund                                        169,359,732                192,112,508
Mid Cap Equity Fund                                           42,785,461                  9,891,731
Small Cap Equity Fund                                         36,365,908                 30,522,675
International Fund                                            24,152,206                 17,081,362
Brokerage Account                                              3,330,673                  1,753,017
Federal-Mogul Common Stock Fund*                              20,959,983                 56,713,676
Cooper Common Stock Fund                                      23,536,290                 26,926,944
Cooper Cameron Stock Fund                                      1,376,367                  1,430,827
Loan Fund                                                     15,857,386                  6,309,030
                                                -------------------------   ------------------------
           Total Investments                                 556,615,122                549,728,004

Receivable from FMC                                               12,182                          -
Transfers receivable from other plans                          8,265,352                          -
Participant loans receivable                                           -                  5,546,787
                                                -------------------------   ------------------------
           Total Assets                                      564,892,656                555,274,791

Forfeited accounts owed to  FMC                                1,165,969                    108,777
Accrued Expenses                                                   2,262                     17,635
                                                -------------------------   ------------------------
           Total Liabilities                                   1,168,231                    126,412
                                                -------------------------   ------------------------

NET ASSETS OF THE MASTER TRUST                   $           563,724,425     $          555,148,379
                                                =========================   ========================

* non-participant directed

During the year ended December 31, 2000 and December 1999 the Trust had investment income amounting to $28,827,266 and $19,484,720, respectively, and had realized and unrealized depreciation in the fair value of investments of ($100,823,005) and ($45,152,207) respectively as follows:

                                                                                                    Net Realized and
                                                                                                       Unrealized
                                                                                                      Appreciation
                                                                         Net Investment             (Depreciation) in
                                                                      Income/(Loss) During          Fair Value During
                                                                             Period                      Period
                                                                   ---------------------------  --------------------------
Year Ended December 31, 2000
------------------------------------------------------------------
Stable Value Fund                                                     $            8,916,371       $               3,093
Bond Fund                                                                            950,760                   3,439,582
Large Cap Equity Fund                                                              2,684,403                 (21,225,615)
Mid Cap Equity Fund                                                                6,710,914                  (4,090,229)
Small Cap Equity Fund                                                              9,903,083                  (9,396,897)
International Fund                                                                 2,193,248                  (4,594,137)
Brokerage Account                                                                 (1,538,061)                          -
Federal Mogul Common Stock Fund                                                   (1,680,430)                (68,754,551)
Cooper Common Stock Fund                                                            (690,524)                  3,567,699
Cooper Cameron Stock Fund                                                            249,246                     228,050
Loan Fund                                                                          1,128,256                           -
                                                                   ---------------------------  --------------------------
                                                                     $            28,827,266      $         (100,823,005)

Year Ended December 31, 1999
------------------------------------------------------------------

Stable Value Fund                                                    $             3,519,893      $                    -
Bond Fund                                                                            525,602                     666,306
Large Cap Equity Fund                                                              6,936,253                  11,612,073
Mid Cap Equity Fund                                                                  157,266                     984,078
Small Cap Equity Fund                                                              3,788,264                   2,089,255
International Fund                                                                   568,724                   3,295,700
Brokerage Account                                                                    405,364                           -
Federal Mogul Common Stock Fund                                                    2,467,194                 (61,195,526)
Cooper Common Stock Fund                                                             220,151                  (2,940,791)
Cooper Cameron Stock Fund                                                                461                     336,698
Loan Fund                                                                            895,548                           -
                                                                   ---------------------------  --------------------------
                                                                     $            19,484,720      $          (45,152,207)

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 2000, and December 31, 1999 as summarized as follows:

                                                                        December 31,                December 31,
                                                                            2000                        1999
                                                                  -------------------------    ------------------------
Additions:
Dividends/interest income                                            $          28,827,266       $          19,484,720
Contributions from participating employees                                      42,434,605                  25,412,255
Contributions from Federal-Mogul Corporation                                    16,228,250                   6,844,589
                                                                  -------------------------    ------------------------

                                                  Total Additions               87,490,121                  51,741,564
Deductions:
Members' accounts distributed upon withdrawal                                   75,032,579                  20,331,070
Portion of company match account forfeited upon
   withdrawal of members                                                         1,057,192                      69,809
                                                                  -------------------------    ------------------------

                                                 Total Deductions               76,089,771                  20,400,879

Net (depreciation) in market value of investments                             (100,823,005)                (45,152,207)
Transfers from other plans                                                      97,998,701                 359,555,779
                                                                  -------------------------    ------------------------

                                                 NET INCREASE                    8,576,046                 345,744,257
                                                                  -------------------------    ------------------------

Net assets available for plan benefits at beginning of year                    555,148,379                 209,404,122
                                                                  -------------------------    ------------------------

NET ASSETS OF MASTER TRUST AT END OF PERIOD                         $          563,724,425       $         555,148,379
                                                                  =========================    ========================

7.  Nonparticipant-Directed Investments

Information about Plan net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                        December 31,
                                                                2000                    1999
                                                        --------------------   ---------------------
              Net Assets:
              Federal-Mogul Common Stock                 $        7,571,439     $        13,929,434
                                                        --------------------   ---------------------
                                                         $        7,571,439     $        13,929,434
                                                        ====================   =====================

              Changes in Net Assets:                         Year Ended              Year Ended
                                                          December 31, 2000      December 31, 1999
                                                        --------------------   ---------------------

              Contributions                              $        7,159,192     $         3,302,792
              Dividends and interest                                 41,163                 630,728
              Net appreciation/depreciation                     (20,133,615)            (15,641,672)
              Benefits paid to participants                        (797,105)               (918,799)
              Forfeitures                                           (14,169)              1,561,143
              Transfers from participant-directed
                investments                                       7,386,539               5,545,952
                                                        --------------------   ---------------------

                                                         $       (6,357,995)    $        (5,519,856)
                                                        ====================   =====================